

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2017

Robert Radie
President and Chief Executive Officer
Egalet Corporation
600 Lee Road, Suite 100
Wayne, PA 19087

     **Re:  Egalet Corporation**
         **Form 10-K for the Fiscal Year Ended December 31, 2016**
         **Filed March 13, 2017**
         **File No. 001-36295**

Dear Mr. Radie:

     We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 13, 2017

Item 1. Business
SPRIX Nasal Spray, page 4

1.     We note that you state on page F-39 that there is a royalty payable to Recordati S.p.A.  Please expand your disclosure in future filings to discuss the term and the royalty term of the Recordati license agreement assigned to you by Luitpold. If the royalty term is connected to patent expiration, please also discuss the patent expiration dates. In addition, please file the license agreement as an exhibit.  In the alternative, please provide us with an analysis as to why you believe this agreement is not a material contract pursuant to Item 601(b)(10) of Regulation S-K.

OXAYDO, page 5

2.      We note your reference on page 5 to your tiered royalty payments to Acura ranging from mid-single digits to double-digits based on sales thresholds.  In future filings, please revise your description of the royalties payable to Acura to provide a royalty range that does not exceed ten percent (e.g. "single digits," "10%-20%").  In addition, in future filings, please expand your disclosure to discuss termination provisions, and since the royalty term is connected to patent expiration, also disclose the patent expiration dates.

Intellectual Property, page 10

3.      In future filings, please revise your disclosure about your patent portfolio to provide the following information:

    • clarify the number of U.S. and foreign patents and patent applications covering each of your material products, product candidates, and Guardian Technology platform;
    • with respect to OXAYDO and ARYMO ER, the type of patent protection you have, such as composition of matter, use, or process;
    • whether there are any material contested proceedings and/or third party claims against your patents; and
    • for any material patents that have upcoming expiration dates, such as the patent related to the SPRIX nasal spray that expires in 2018, please also discuss whether you expect such expiration will have a material impact on your business (including revenue losses) and your strategy in response to the patent expiration.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Irene Paik at 202-551-6553 or Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Megan C. Timmins